UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 13)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  October 8, 2004
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP No. 971892104                    13D/A                  Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Andrew A.Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      2,862,111 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   0 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      2,862,111 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,862,111

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.8% (See Responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                               Tiffany Wiederhorn

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                 United States

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                   0 (See Responses to Items 4 and 5)

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                      2,862,111 (See Responses to Items 4 and 5)
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                   0 (See Responses to Items 4 and 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                      2,862,111 (See Responses to Items 4 and 5)

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   2,862,111

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     31.8% (See Responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                   TTMM, L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    991,709
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         991,709

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                       0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    991,709

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     11.8% (See Responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 971892104                    13D/A                  Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                          WM Starlight Investments, LLC

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

                                       N/A

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

                                    Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF                            0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                    13,826
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                         13,826

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                                       0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                     13,826

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      0.2% (See Responses to Items 4 and 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

                                       OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

         This Amendment No. 13 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the 13D filed on March 5, 2002, Amendment No. 8 to the 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the 13D filed on October 16, 2002 ("Amendment No. 9"), Amendment No. 10 to the 13D filed on February 13, 2003 ("Amendment No. 10"), Amendment No. 11 to the 13D filed on March 18, 2004 ("Amendment No. 11"), and Amendment No. 12 to the 13D filed on May 19, 2004, by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 13 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.  SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         On June 3, 2004, pursuant to a settlement agreement with the United States government, Andrew Wiederhorn pleaded guilty to two felony violations of federal law, for which he was sentenced to an 18-month term in custody and agreed to pay $2 million in restitution and a $25,000 fine. The charges for which Mr. Wiederhorn pleaded guilty involved a violation of ERISA and filing of a false income tax return. Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:

                                     NUMBER OF SHARES      PERCENTAGE OF COMMON
                                    BENEFICIALLY OWNED     STOCK OUTSTANDING (1)
                                    ------------------     ---------------------

Andrew Wiederhorn                       2,862,111 (2)               31.8%
Tiffany Wiederhorn                      2,862,111 (3)               31.8%
TTMM, L.P.                                991,709                   11.8%
WM Starlight Investments, LLC              13,826                    0.2%

----------
(1) Computed on the basis of 8,377,673 shares of Common Stock outstanding as disclosed in the Issuer's Annual Report on Form 10-Q filed on August 16, 2004.

(2) Includes 1,521,465 shares of Common Stock owned by the other Reporting Persons. Andrew Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by the other Reporting Persons and may be deemed to be the beneficial owner of all such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Also includes 630,000 shares of Common Stock issuable upon the exercise of outstanding options. Excludes 112,500 and 117,500 shares of Common Stock which are allocated to Mr. Wiederhorn in the Fog Cutter Long Term Vesting Trust (the "Trust") and deliverable to Mr. Wiederhorn upon vesting on September 30, 2007 and July 23, 2007, respectively. Excludes the remaining 464,500 shares of Common Stock held in the Trust which have been allocated to other employees or directors of the Issuer or have not been allocated. Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the shares of Common Stock in the Trust. Also includes 147,825 shares of Common Stock held in the Tiffany
     A. Wiederhorn Grantor Retained Annuity Trust I (with respect to which Tiffany Wiederhorn exercises voting and dispositive power) and 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Mr. Wiederhorn's spouse is the manager and majority owner of this limited liability company). Mr. Wiederhorn may be deemed to be the beneficial owner of such shares, but disclaims beneficial ownership of such shares. Also includes 158,795 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Andrew Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn disclaims beneficial ownership of such shares. Of the 2,862,111 shares, Andrew Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

(3) Includes 2,039,561 shares of Common Stock owned by other Reporting Persons, including 630,000 shares which are issuable to Mr. Wiederhorn upon the exercise of outstanding options. Tiffany Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares of Common Stock. Also includes 147,825 shares of Common Stock held in the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I and 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC, with respect to which
     Tifffany Wiederhorn exercises voting and dispositive power and may be deemed to be the beneficial owner of such shares. Also includes 158,795 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. While such shares are held in custody for the benefit of such minor children pursuant to arrangements that do not give Tiffany Wiederhorn any dispositive or voting power over such shares, Tiffany Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Tiffany Wiederhorn disclaims beneficial ownership of such shares. Of the 2,862,111 shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 of this 13D, and prior amendments to this 13D, are incorporated herein by reference.

         On April 30, 2004, Andrew Wiederhorn entered into a letter agreement with Clarence B. Coleman, pursuant to which Mr. Wiederhorn granted Mr. Coleman a put option to require Mr. Weiderhorn to purchase 100,000 shares of Common Stock at a price of $5.40 per share. This put option is exercisable by Mr. Coleman on any business day during the month of March 2005, upon 30 days advance written notice to Mr. Wiederhorn. Unless exercised, the put option will expire on March 2, 2005. Mr. Coleman agreed to retain beneficial ownership of the shares subject to the put option until the expiration of the put option. A copy of the letter agreement is attached to this Amendment as Exhibit 1.

         On July 9, 2004, Andrew Wiederhorn entered into a letter agreement with the Clarence & Joan Coleman Charitable Foundation (the "Foundation"), pursuant to which Mr. Wiederhorn granted the Foundation a put option to require Mr. Weiderhorn to purchase 323,000 shares of Common Stock at a price of $5.40 per share. This put option is exercisable by the Foundation on any business day during the 30 day period commencing on October 31, 2005, upon 30 days advance written notice to Mr. Wiederhorn. Unless exercised, the put option will expire on November 1, 2005. The Foundation agreed to retain beneficial ownership of the shares subject to the put option until the expiration of the put option. A copy of the letter agreement is attached to this Amendment as Exhibit 2.

         On October 8, 2004, the minor children of Andrew and Tiffany Wiederhorn purchased in the open market 3,800 shares of Common Stock at a purchase price of $4.15 per share, 3,600 shares of Common Stock at a purchase price of $4.13 per share and 1,800 shares of Common Stock at a purchase price of $4.14 per share. Andrew or Tiffany Wiederhorn may be deemed to have effected such transactions; however, Andrew and Tiffany Wiederhorn disclaim beneficial ownership of such shares.

         On April 7, 2004, July 8, 2004 and October 11, 2004, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust I, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 22,818, 35,259 and 36,133 shares of common Stock, respectively, to Tiffany Wiederhorn without consideration.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.             DESCRIPTION
-------           -----------

   1.             Letter   agreement   dated  April  30,  2004  between   Andrew
                  Wiederhorn and Clarence B. Coleman.

   2. Letter agreement dated July 9, 2004 between Andrew Wiederhorn and the Clarence & Joan Coleman Charitable Foundation.

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.

October 29, 2004                      /S/ ANDREW A. WIEDERHORN
                                      -----------------------------------
                                      Andrew A. Wiederhorn


October 29, 2004                      /S/ TIFFANY WIEDERHORN
                                      -----------------------------------
                                      Tiffany Wiederhorn


October 29, 2004                      TTMM, L.P.

                                      By: IVY CAPITAL PARTNERS, L.P.,
                                          its general partner

                                      By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                          its general partner

                                      By: /S/ TIFFANY WIEDERHORN
                                          --------------------------------------
                                          Tiffany Wiederhorn, its general
                                          partner

October 29, 2004                      WM STARLIGHT INVESTMENTS, LLC

                                      By:  /S/ TIFFANY WIEDERHORN
                                          --------------------------------------
                                          Tiffany Wiederhorn, its
                                          Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201

EXHIBIT 1

                                 April 30, 2004

VIA FACSIMILE: (510) 614-5566 AND
ELECTRONIC MAIL

Mr. Clarence B. Coleman C/O CCKX, Inc. 2401 Merced Street San Leandro, California 94577

RE:     AGREEMENT - 100,000 SHARES FCCG

Dear Bud:

         You hereby agree to retain ownership of 100,000 shares (the "Retained Shares") of your existing shares of the common stock of Fog Cutter Capital Group Inc. (the "Company") until at least March 1, 2005; provided, however that you may make transfers of the Retained Shares by gift to your spouse or lineal descendants, to any trust for your benefit or the benefit of your spouse and/or lineal descendants, or to your personal representative upon your death for purposes of administration of your estate; PROVIDED, FURTHER that any such transferee shall, prior to such transfer, consent in writing to be bound by this agreement. Your remaining shares of the Company net of (excluding) the Retained Shares can be sold at any time by you.

         You may put Retained Shares to me individually on any business day in March 2005, for a sale by you and purchase by me at a price of $5.40 per share in cash. You agree to give me written notice of your intention to exercise this put option at least 30-days prior to the closing date which shall be specified in the notice (which shall not occur prior to March 1, 2005, nor later than March 31, 2005) of the put of the Retained Shares, to the address indicated on this letter and by fax to 503-553-7464 with copy to R. Scott Stevenson at Fog Cutter Capital Group at 1410 SW Jefferson Street, Portland, Oregon 97201. Upon your exercise of the put, I will be required to consummate the purchase of the number of Retained Shares set forth in your notice to me, by delivery to you of immediately available funds equal to $5.40 per share on the closing date set forth in the notice.

         You will continue to be the beneficial owner of the Retained Shares until such times as they are put to me or sold by you in your discretion. This agreement will expire on March 2, 2005, unless you have delivered the written notice of your intention to exercise the put on or prior to March 1, 2005. On or after March 2, 2005, you may sell the Retained Shares referred to above or keep them as you decide in your sole and absolute discretion, if you have not exercised your put option as discussed.

         You agree that this agreement may be assigned by me to Fog Cutter Capital Group Inc. at any time.

                                            Very truly yours,

                                            /s/ Andrew A. Wiederhorn
                                            ------------------------------
                                            Andrew A. Wiederhorn

Agreed and Accepted:

/s/ C.B. Coleman
--------------------
C.B. Coleman

EXHIBIT 2

July 9, 2004

Barbara Frey
Clarence & Joan Coleman Charitable Foundation
2401 Merced Street
San Leandro, California 94577

Re:  Agreement - FCCG Shares

Dear Barbara:

On behalf of the Clarence & Joan Coleman Charitable Foundation (The Foundation), you, Barbara Frey, hereby agree to retain ownership of 323,000 shares (the "Retained Shares") of your existing shares of the common stock of Fog Cutter Capital Group Inc. (the "Company") until at least October 31, 2005.

The Foundation may put Retained FCCG Shares to me individually on any business day during the 30 day period commencing on October 31, 2005, for a sale by The Foundation and purchase by me at a price of $5.40 per share in cash. The Foundation agrees to give me written notice of its intention to exercise this put option at least 30 days prior to the closing date which shall be specified in the notice (which shall not occur prior to October 31, 2005, nor later than November 29, 2005) of the put of the Retained Shares, to the address indicated on this letter and by fax to 503-553-7464 with copy to R. Scott Stevenson at Fog Cutter Capital Group at 1410 SW Jefferson Street, Portland, Oregon 97201. Upon The Foundation's exercise of the put, I will be required to consummate the purchase of the number of Retained Shares set forth in The Foundation's notice to me, by delivery to The Foundation of immediately available funds equal to $5.40 per share on the closing date set forth in the notice.

You will continue to be the beneficial owner of the Retained Shares until such times as they are put to me or sold by you in your discretion. This agreement will expire on November 1, 2005, unless you have delivered the written notice of your intention to exercise the put on or prior to October 31, 2005. On or after November 1, 2005, you may sell the Retained Shares referred to above or keep them as you decide in your sole and absolute discretion, if you have not exercised your put option as discussed.

Barbara Frey, on behalf of The Foundation, agrees that this agreement may be assigned by me or any qualified officer of The Foundation to Fog Cutter Capital Group Inc. at any time.

                                              Very truly yours,

                                              /s/ Andrew A. Wiederhorn
                                              ----------------------------------
                                              Andrew A. Wiederhorn

Agreed and Accepted:

/s/ Barbara Frey
--------------------
Barbara Frey
OBO Clarence & Joan Coleman Charitable Foundation